Exhibit 21.1

List of Subsidiaries of Danam Health, Inc.

LIST OF SUBSIDIARIES – ALL 100% OWNED (UNLESS OTHERWISE STATED)

Wood Sage, LLC, a Florida limited liability company (100% owned by Danam Health Inc.)

Community Specialty Pharmacy, LLC, a Florida limited liability company (100% owned by Wood Sage, LLC)

Alliance Pharma Solutions, LLC, a Florida limited liability company (100% owned by Wood Sage, LLC)